THOMPSON PLUMB FUNDS, INC

GROWTH FUND
MIDCAP FUND
BOND FUND

March 31, 2009

Important Notice Regarding Change in Investment Policy

The Board of Directors of Thompson Plumb Funds, Inc. has approved a change relating to the investment policy of the MidCap Fund. This change relates to the definition of medium-sized companies used by the MidCap Fund. Currently, the Fund normally invests at least 80% of its total assets in a diversified portfolio of common stocks of medium-sized companies having market capitalizations at the time of purchase between $1 billion and $10 billion. Beginning June 1, 2009, the market capitalizations of medium-sized companies in which the MidCap Fund invests will range from $1 billion to $12 billion.

The Fund's characterization of the market capitalization range for medium-sized companies is based on its benchmark, the Russell Midcap Index, a widely known index. Although market capitalizations are constantly changing, as of December 31, 2008, the Russell Midcap Index included companies with market capitalizations between $24 million and $14.9 billion. For that reason, the Board of Directors has expanded the range of companies that fall within the MidCap Fund's definition of medium-sized companies to more closely align this investment policy of the MidCap Fund with its benchmark.

You should read this notice in conjunction with the Prospectus and Statement of Additional Information, each dated March 31, 2009. These documents provide information that you should know about the Fund before investing, and are available upon request and without charge by calling the Fund toll-free at 1-800-999-0887.